SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-11422

                           NOTIFICATION OF LATE FILING

(Check One):

X Form 10-K    __ Form 11-K     __ Form 20-F     __ Form 10-Q     __ Form N-SAR

For Period Ended: December 31, 2000

__ Transition Report on Form 10-K
__ Transition Report on Form 20-F
__ Transition Report on Form 11-K
__ Transition Report on Form 10-Q
__ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                 Southwestern Life Holdings, Inc.
Former name if applicable:
Address of principal executive office    717 North Harwood Street
City, state and zip code:                Dallas, Texas 75201

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate.)

  | (a) The reasons described in reasonable detail in Part III of this form
  |  could not be eliminated without unreasonable effort or expense;
  |
  | (b) The subject annual report, semi-annual report, transition report on
  | Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or X | before the 15th calendar day following the prescribed due date; or the
  | subject quarterly report or transition report on Form 10-Q, or portion
  | thereof will be filed on or before the fifth calendar day following the
  | prescribed due date; and
  |
  | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
  | has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company emerged from a Chapter 11 bankruptcy proceeding in June 2000 under new management. The Company has since lost a number of experienced and knowledgeable employees, and in particular has recently experienced significant turnover in its actuarial staff and has hired outside actuarial consultants. These consultants are in the process of determining and completing the Company's actuarial results for the quarter and year ended December 31, 2000 which must be reviewed by management and by independent auditors once available. As a result, the Company is unable to prepare and file its Annual Report on Form 10-K on a timely basis without unreasonable effort and expense, but can complete and file such report by the end of the specified extension period.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     David A. Commons              (214)                           954-7763
         (Name)                 (Area Code)                   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                     X Yes __ No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                     X Yes __ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     We expect significant changes to results of operations for the three months ended December 31, 2000 compared to the comparable 1999 period, as the 1999 period included an impairment of intangibles totaling $95.5 million associated with the Company's sale of the former Payroll Sales Division. We are not able to reasonably estimate the amount of improvement until the actuarial results have been reviewed by management and independent auditors.

                         SOUTHWESTERN LIFE HOLDINGS, INC.
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    April 2, 2001             By:     /s/David A. Commons
                                            ---------------------
                                            David A. Commons
                                            Senior Vice President &
                                            Chief Financial Officer